

May 8, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.100% Senior Notes due 2035 of COCA-COLA FEMSA, S.A.B. DE C.V., guaranteed by PROPIMEX, S. DE R.L. DE C.V., COMERCIALIZADORA LA PUREZA DE BEBIDAS, S. DE R.L. DE C.V., GRUPO EMBOTELLADOR CIMSA, S. DE R.L. DE C.V., REFRESCOS VICTORIA DEL CENTRO, S. DE R.L. DE C.V., YOLI DE ACAPULCO, S. DE R.L. DE C.V., and CONTROLADORA INTERAMERICANA DE BEBIDAS, S. DE R.L. DE C.V., under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com